

Mail Stop 3561

June 8, 2018

Alex Martin
Chief Executive Officer
Realm Therapeutics plc
267 Great Valley Parkway
Malvern, PA 19355

> **Re:** **Realm Therapeutics plc**
> **Registration Statement on Form F-1**
> **Filed May 23, 2018**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 30, 2018**
> **File No. 333-225121**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2018 letter.

Prospectus Cover Page

1. We note your response to comment 4 and your indication that your selling stockholders intend to sell shares at "fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition or at negotiated prices," as described in the Plan of Distribution. Because it does not appear that you will have a domestic market for your ordinary shares available at the time of effectiveness, your selling stockholders are not in a position to offer ordinary shares at market prices and you must revise your prospectus cover page and Plan of Distribution to fix a price or provide a price range at which ordinary shares will be offered until your shares are listed on NASDAQ. Alternatively, if your selling stockholders intend to offer ordinary shares

at a price based on the AIM market price, disclose a percentage range based on that price (for example, 10% of the home market price) within which the shares will be offered. Also, disclose the current home market price in U.S. dollars, based on the most current exchange rate, and factor in the ADS-to-ordinary share ratio. Refer to Item 501(b)(3) of Regulation S-K.

2. You have revised your prospectus cover page to state that the ordinary shares registered hereby, as well as all of your other outstanding ordinary shares, will be freely tradable on the effective date of the registration statement. Please revise to remove your statement that "all of your other outstanding ordinary shares" will be freely tradeable, considering they are not being registered for resale at this time, or tell us why you believe this statement is appropriate.

Principal and Registered Holders, page 93

3. We note your response to comment 3. Consistent with the requirements of Item 9D of Form 20-F and in order to clearly depict the quantity of the ordinary shares being offered by each selling stockholder pursuant to this prospectus, please disclose the amount and percentage of securities to be held by each selling shareholder after the completion of the offering. In this regard, the number of ordinary shares currently depicted in the table exceeds the number of ordinary shares you are registering for resale so readers cannot assume that all shares reflected in the table are being registered for resale.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 126

4. We note your response to comment 27. Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under federal securities laws.

Exhibit 5.1

5. Please tell us how you arrived at the number of ADSs that have been reflected in this opinion as it does not appear to correlate to the number of ordinary shares being registered for resale.

6. Because some of the ordinary shares being registered for resale underlie warrants that are unexercised, please modify the opinion to reflect that such ordinary shares have been duly authorized and will be, when issued, fully paid and not subject to any call for payment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551- 3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551- 3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products